

10032639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47762

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Group One Trading, L.P. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3232
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Grosam (312)294-2345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad Grosam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Group One Trading, L.P. and Subsidiary, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public 11/22/10



NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Independent Auditor's Report

To the Partners and the Audit Committee
Group One Trading, L.P. and Subsidiary
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Group One Trading, L.P. and Subsidiary (the Company) as of September 30, 2010, that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Group One Trading, L.P. and Subsidiary as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 23, 2010

Group One Trading, L.P. and Subsidiary

Consolidated Statement of Financial Condition
September 30, 2010

Assets	
Cash	$ 263,234
Securities owned	
Marketable, pledged	530,035,917
Not readily marketable	100,000
Other assets	798,559
Total assets	$ 531,197,710
Liabilities and Partners' Capital	
Liabilities	
Payable to clearing broker	$ 50,251,595
Marketable securities sold, not yet purchased	442,649,240
Compensation payable	5,404,856
Accounts payable and accrued expenses	2,264,926
Liabilities other than General Partner's capital subject to mandatory redemption	500,570,617
General Partner's capital subject to mandatory redemption	7,314,352
Total liabilities	507,884,969
Partners' capital	23,312,741
Total liabilities and partners' capital	$ 531,197,710

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Group One Trading, L.P. (a California limited partnership) (Group One) is a broker-dealer registered with the Securities and Exchange Commission. Group One is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments. Group One Futures Trading LLC (Group One Futures) previously engaged in the proprietary trading of futures and options on futures on U.S. exchanges and is currently considering alternative operational plans.

Group One operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(i) provide that Group One carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Significant accounting policies are as follows:

Principles of consolidation: The consolidated financial statements include the accounts of Group One, and its wholly-owned subsidiary, Group One Futures (collectively, the Company). All significant intercompany balances and transactions are eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative financial instruments: Securities and derivative financial instrument transactions are recorded on a trade date basis. Exchange-traded securities and derivative financial instruments are carried at fair value. Unrealized gains and losses, interest income and interest expense from trading activities, and dividends are reflected in net trading gains from principal transactions. Securities not readily marketable are valued at fair value as determined by management.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Intangible assets: Intangible assets with indefinite lives are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

General Partner's capital subject to mandatory redemption: The General Partner's capital subject to mandatory redemption is classified as a liability.

Income taxes: Group One and Group One Futures are taxed as partnerships under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal income taxes. Instead, the partners are liable for the federal income taxes on their respective shares of taxable income or loss.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through September 30, 2010. The Company is generally not subject to examination by United States federal and state tax authorities for the tax years before 2007.

Note 2. Fair Value Measurement and Derivative Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Note 2. Fair Value Measurement and Derivative Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the national best bid/offer, and the fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

The Company had no financial instruments classified as Level 2 in the fair value hierarchy.

Securities not readily marketable at September 30, 2010, consist of a Joint Back Office investment (JBO investment) for which there is no exchange or independent, publicly quoted market. The estimate of the fair value may differ significantly from the value that would have been used had a ready market existed for such equity investments. This financial instrument is classified as Level 3 in the fair value hierarchy.

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows. The Company adopted the provisions of this guidance effective October 1, 2009.

The Company's derivative activities are the trading of exchange-traded equity options and futures contracts. As a liquidity provider in various exchange-traded equity option contracts the Company employs arbitrage trading strategies between exchange-traded securities, options and futures contracts. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivatives is not representative of the risk. The Company's market risk exposure is minimal throughout the year, or neutral as to value-at-risk, as the open derivatives contracts have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood under GAAP. Footnote 8 describes the risks associated with trading derivative contracts.

Note 2. Fair Value Measurement and Derivative Financial Instruments (Continued)

The following summarizes the Company's assets and liabilities, including derivatives, measured at fair value on a recurring basis at September 30, 2010, using the fair value hierarchy:

		Fair Value Measurements Using	
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
Assets			
Securities owned, marketable:			
Equity securities	$ 345,817,108	$ 345,817,108	$ -
Equity options	184,218,809	184,218,809	-
Securities owned, not readily marketable:			
JBO investment	100,000	-	100,000
	$ 530,135,917	$ 530,035,917	$ 100,000
Liabilities			
Securities sold, not yet purchased:			
Equity securities	$ 222,676,185	$ 222,676,185	$ -
Equity options	219,973,055	219,973,055	-
Payable to clearing broker:			
Futures on equity products and derivative liabilities (Derivative assets of $506,382 and derivative liabilities of $1,731,582, net)	1,225,200	1,225,200	-
	$ 443,874,440	$ 443,874,440	$ -

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investment in financial instruments for which the Company has used at least one significant unobservable input in the valuation model.

At September 30, 2010, marketable securities with the Company's clearing broker of $530,035,917 collateralize amounts payable to the clearing broker and securities sold, not yet purchased.

Note 3. Other Assets

Other assets include intangible assets with an indefinite life, representing rights to act as specialist in certain derivative financial instruments. These assets have a carrying value of $675,000 at September 30, 2010.

Note 4. General Partner's Capital Subject to Mandatory Redemption and Partners' Capital

The Company's limited partnership agreement provides for A and B Classes of General Partner ownership interests. The Class A interest is a nonredeemable investment in the Company that may not be distributed, except upon dissolution of Group One. To the extent the Class A interest is reduced below $17,000,000 due to allocation of losses, no distributions are to be made from the Company to the General Partner until, among other things, the Class A interest is at least $17,000,000. The Class B interest in the Company is redeemable at the election of the General Partner. The first $1,500,000 of the General Partner's share of the Company's annual income is allocated to the Class A interest, and the balance is allocated as interest to the Class B interest. Losses are first allocated to the Class B interest as interest and then to the Class A interest.

The General Partner, under certain circumstances, including death or termination of employment of a member of the General Partner, and subject to certain limitations, has the obligation to repurchase all or a predetermined portion of the member's interest over a period of time. If the General Partner's Class B interest is not sufficient to satisfy the entire obligation, the General Partner is not obligated to repurchase the member's units.

The Company's limited partnership agreement does not directly provide for mandatorily redeemable obligations on partners' capital. However, because the General Partner would likely redeem part or all of the Class B interest to satisfy its obligations to repurchase its members' interests, the Class B interest is reflected as General Partner's capital subject to mandatory redemption in the accompanying consolidated financial statements.

Group One's limited partnership agreement also provides for four series of limited partnership assignees (the Assignees) with varying rights and privileges. The Assignees, among other things, do not have voting or consent rights regarding partnership matters.

Under the terms of the partnership agreement, profits and losses are allocated based upon predetermined percentages. The General Partner is entitled to receive approximately 99 percent of net profits and losses, as defined, and the Limited Partners and Assignees receive the remaining 1 percent.

The partnership agreement provides, among other things, that Group One shall dissolve no later than December 31, 2043.

Note 5. Related-Party Transactions

Pursuant to agreement, Group One leases certain assets from the General Partner.

Pursuant to agreement, Group One provides Dynamex Trading, LLC (a wholly-owned subsidiary of the General Partner) with certain administrative services. Dynamex Trading, LLC provides securities and derivatives execution services to Group One.

Note 6. Employee Compensation Plans

Traders' compensation consists of a base salary and a percentage of each trader's net revenue, which may be limited based upon the net income of the Company. This compensation, which is in the form of cash, contingent compensation, and vested and unvested units of the General Partner received at the trader's option, is expensed in the year awarded and units are issued subsequent to year-end. The vested and unvested units are issued with no capital account or cash value. The unvested units vest over a four-year period in accordance with the General Partner's operating agreement and may be forfeited, if among other things, the trader's employment terminates. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award. Contingent compensation payable to traders may be recaptured if, among other things, the trader does not achieve certain trading results or the trader's employment terminates.

Compensation for other employees consists of a base salary and a discretionary bonus based on the operating results of the Company. This compensation, which is in the form of cash, is expensed in the year awarded.

Group One maintains an employee unit-based compensation plan (the Plan), under which up to 1,000,000 Units of the General Partner may be awarded to employees of the Company. The Units are fully vested and may be restricted or unrestricted Units of the General Partner. There are 836,918 Units available under the Plan as of September 30, 2010.

Group One maintains a 401(k) profit sharing plan covering all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 7. Commitments, Contingencies and Indemnifications

The Company leases office space, equipment, and communications services under noncancelable operating lease agreements that expire on various dates through June 30, 2015. At September 30, 2010, minimum annual rental commitments that at inception had a noncancelable lease term of more than one year, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2011	$ 2,462,115
2012	1,459,818
2013	1,263,745
2014	1,271,082
2015	818,520
	$ 7,275,280

In the normal course of business, the Company is subject to various claims, litigation, regulatory, and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcome. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 8. Financial Instruments with Off-Balance-Sheet Risk

Proprietary Trading Activities

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

Market Risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Note 8. Financial Instruments with Off-Balance-Sheet Risk (Continued)

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at September 30, 2010, at fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to September 30, 2010.

Credit Risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of Credit Risk: All trades of Group One are cleared by Merrill Lynch Professional Clearing Corp. (Group One's Clearing Broker), a guaranteed subsidiary of Bank of America. Pursuant to agreement, Group One's Clearing Broker is required to, among other things, perform computations for proprietary accounts of introducing brokers (PAIB) and segregate certain assets on behalf of Group One. However, in the event of the insolvency of Group One's Clearing Broker or in the event that it does not fulfill its obligations, the Company may be exposed. The Company does not anticipate nonperformance by Group One's Clearing Broker. In addition, the Company has a policy of reviewing, as considered necessary, the credit worthiness of its clearing broker on a regular basis.

Note 9. Net Capital Requirements

Group One is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Group One has elected the "alternative method" under this rule, whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital and aggregate debits change from day to day, but as of September 30, 2010, Group One had net capital of approximately $21,508,000 and net capital requirements of $250,000. The net capital rule may effectively restrict the withdrawal of partners' capital and repayment of subordinated borrowings available in computing net capital under the net capital requirements.

Note 10. Subsequent Events

Management of the Company evaluated subsequent events through the date these financial statements were issued. There are no subsequent events to disclose.